Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Docebo”, “we”, “us” or “our” refer to Docebo Inc., together with our subsidiaries, on a consolidated basis as constituted on September 30, 2022.

This MD&A for the three and nine months ended September 30, 2022 and 2021 should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and accompanying notes thereto for the three and nine months ended September 30, 2022 and 2021, and the Company's audited annual consolidated financial statements and accompanying notes thereto for the year ended December 31, 2021. The financial information presented in this MD&A is derived from the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2022 and 2021 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in thousands of United States dollars except where otherwise indicated.

This MD&A is dated as of November 9, 2022.

Forward-looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, the ongoing impact of COVID-19, the war in Ukraine and inflation, including actions of Central banks to contain it, on our business, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information includes, but is not limited to, statements regarding the Company’s business; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; the effectiveness of mitigation strategies undertaken with respect to

COVID-19, and the severity, duration and impacts of COVID-19 on the economy and our business, which is highly uncertain and cannot reasonably be predicted; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this MD&A, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:
•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•the extent of the impact of COVID-19 on our results of operations and overall financial performance;
•changes in the attitudes, financial condition and demand of our target market;
•the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
•developments and changes in applicable laws and regulations;
•fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises; and
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated March 9, 2022 (“AIF”), which is available under our profile on SEDAR at www.sedar.com.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Summary of Factors Affecting our Performance” and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR at www.sedar.com.

Overview

At Docebo, our mission is to redefine the way enterprises, including their internal and external workforces, partners and customers, learn by applying new technologies to the traditional corporate Learning Management System (“LMS”) market. Founded in 2005, we provide an easy-to-use, highly configurable and affordable learning platform with the end-to-end capabilities and critical functionality needed to train internal and external workforces, partners and customers. Our solution allows our customers to take control of their desired training strategies and retain institutional knowledge, while providing efficient course delivery, tracking of learning progress, advanced reporting tools and analytics. Our robust platform helps our customers centralize a broad range of learning materials from peer enterprises and learners into one LMS to expedite and enrich the learning process, increase productivity and grow teams uniformly.

Our platform is now used by more than 3,200 companies of all sizes, providing access to learners situated around the world in a variety of languages. Our clients range from select small local businesses, with a focus on mid-sized enterprises, to large multi-nationals, including service, financial, technology and resource-based companies and consulting firms. Our platform is sold primarily through a direct sales force with offices in Toronto, Canada, Athens, Georgia (USA), Biassono, Italy, London, United Kingdom, Paris, France, Frankfurt, Germany, and Melbourne, Australia. We also have some relationships with resellers and other channel partners, such as human resource and payroll services providers.

Docebo offers a learning suite which currently includes: (i) “Docebo Learn LMS”, (ii) “Docebo Shape”, (iii) “Docebo Content”, (iv) “Docebo Learning Impact”, (v) “Docebo Learning Analytics”, (vi) “Docebo Connect” and (vii) “Docebo Flow”.

•Docebo Learn LMS is a cloud-based learning platform that allows learning administrators to deliver scalable and flexible personalized learning experiences, from formal training to social learning, to multiple internal, external and blended audiences.

•Docebo Shape is an AI-based learning content creation tool that enables users to turn internal and external resources into engaging, multilingual microlearning content to share across their business in minutes, without needing months to master the tool.

•Docebo Content allows learning administrators to unlock the industry’s best-learning content and get high-quality, off-the-shelf learning content in front of your learners. Learning administrators can select the most impactful e-learning content by partnering with a Docebo Content specialist to help curate the right resources.

•Docebo Learning Impact is a learning measurement tool that enables learning administrators to prove and improve the impact of their training programs and validate their company’s investment in learning with optimized questionnaires, learning benchmarks and actionable next steps.

•Docebo Learning Analytics allows learning administrators to prove their learning programs are powering their business; connecting learning data to business results.

•Docebo Connect enables learning administrators to seamlessly connect Docebo to any custom tech stack, making integrations faster and more effective.

•Docebo Flow is a product that allows businesses to directly inject learning into the flow of work, helping organizations to create an ‘always-on’ learning culture.

Additional modules can also be purchased with the LMS and the Suite including: “Docebo for Salesforce”, “Docebo Embed (OEM)”, “Docebo Mobile App Publisher”, “Docebo Extended Enterprise”, and “Docebo Discover, Coach & Share”. Docebo for Salesforce is a native integration that leverages Salesforce’s API and technology architecture to produce a learning experience that remains uniform no matter the use-case. Docebo Embed (OEM) eliminates disjointed learner experiences, long development cycles and ineffective partner models by allowing original equipment manufacturers (“OEMs”) to embed and re-sell the Docebo learning suite as a part of their software, including HCM, risk management and retail/hospitality SaaS product suites. Docebo’s Mobile App Publisher product allows companies to create their own branded version of the award-winning “Docebo Go.Learn” mobile learning application and publish it as their own in Apple’s App Store, the Google Play Store or in their own Apple Store for Enterprise. Docebo Extended Enterprise breeds customer education, partner enablement, and retention by allowing customers to train multiple external audiences with a single LMS solution. Lastly, Docebo Discover, Coach & Share enhances the learning experience by going beyond the limits of formal training by bringing social learning into their LMS to create a culture of social learning.

We generate revenue primarily from the sale of our platform, which is typically sold on the basis of an annual subscription fee and prepaid on a quarterly or annual basis. We offer our customers the flexibility to choose annual or multi-year contract terms, with the majority of our enterprise customers choosing three years. This results in a relatively smooth revenue curve with good visibility into near-term revenue growth. We typically enter into subscription agreements with our customers, with pricing based on the number of active users in a measured time period, generally one month, and the number of modules requested by the customer. Our goal is to continue to grow revenues arising from our existing customer base as well as adding new subscription customers to our platform. Our business does not have significant seasonal attributes, although historically the sales in the fourth quarter have tended to be slightly stronger than the first three. The Company operates on a global basis and for this reason has decided to report its consolidated financial results in U.S. dollars notwithstanding that the Company’s functional currency is the Canadian dollar. The Company does not currently hedge its exposure to currencies different than its functional currency.

The Company’s shares are listed under the symbol “DCBO” on both the Toronto Stock Exchange, as of October 8, 2019, following the completion of its public offering in Canada (the “TSX IPO”) and the Nasdaq Global Select Market (the “Nasdaq”), as of December 3, 2020, following the completion of its initial public offering in the United States (the “Nasdaq IPO” and together with the TSX IPO, the “IPOs”).

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this MD&A include “Annual Recurring Revenue”, “Adjusted EBITDA”, “Average Contract Value”, “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

Annual Recurring Revenue. We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including OEM contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into one to three year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

Average Contract Value. Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers.

Annual Recurring Revenue and Average Contract Value as at September 30 was as follows:

	2022	2021	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	144.6	103.5	41.1	39.7%
Average Contract Value (in thousands of US dollars)	44.6	39.3	5.3	13.5%

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) excluding taxes (if applicable), net finance (income) expense, depreciation and amortization, loss on disposal of assets (if applicable), share-based compensation and related payroll taxes, foreign exchange gains and losses, acquisition related compensation and transaction related expenses.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income (loss).

The following table reconciles Adjusted EBITDA to net income (loss) for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Net income (loss) for the period	10,274	661	5,418	(12,173)
Finance (income) expense, net(1)	(1,325)	29	(1,677)	103
Depreciation and amortization(2)	564	501	1,731	1,464
Income tax expense	95	795	583	1,631
Share-based compensation(3)	1,000	745	3,745	1,662
Other income(4)	(21)	(21)	(64)	(64)
Foreign exchange (gain) loss(5)	(10,213)	(4,765)	(11,676)	375
Acquisition related compensation(6)	256	102	868	306
Transaction related expenses(7)	—	—	101	259
Adjusted EBITDA	630	(1,953)	(971)	(6,437)

Notes:

(1)Finance (income) expense, net, is primarily related to interest income earned on the net proceeds from the IPOs as the funds are invested in short-term cash equivalents which is offset by interest expenses incurred on the Credit Facility (as defined herein), lease obligations and contingent consideration.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other income is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange translation.

(6)These costs represent acquisition related retention incentives associated with the achievement of both yearly performance milestones and continued employment for employees of the acquiree.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities and the Nasdaq IPO in December 2020 that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

See “Liquidity, Capital Resources and Financing - Working Capital” and “Liquidity, Capital Resources and Financing - Free Cash Flow” in this MD&A for an explanation of Working Capital and Free Cash Flow (and, in the case of Free Cash Flow, a reconciliation of such measure to the most directly comparable IFRS measure presented in our financial statements).

Summary of Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below and in the “Risk Factors” section of the AIF.

Market adoption of our SaaS platform

We intend to continue to drive adoption of our SaaS platform by scaling our solutions to meet the needs of both new and existing customers. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers. We plan to do this by further developing our products and services as well as continuing to invest in marketing strategies tailored to attract new businesses to our platform, both in our existing geographies and new markets around the world. We plan to continue to invest in our platform to expand our customer base and drive market adoption. The success of our operations may fluctuate as we make these investments.

Up-selling with existing customers

Our existing customers represent a significant opportunity to up-sell additional functionality with limited incremental sales and marketing expense. We plan to continually invest in product development and sales and marketing to add additional solutions to our platform as well as increase the usage and awareness of our platform. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our platform.

The length and complexity of our sales cycle may fluctuate significantly which could result in significant fluctuations in revenues being recognized from quarter to quarter

The decision by a customer to use our platform may involve a comprehensive implementation process across the customer's network or networks. As a result, use of our platform and any related professional services may entail a significant commitment of resources by prospective customers, accompanied by the attendant risks and delays frequently associated with significant technology implementation projects. Given the investment and commitment of resources required by an organization to implement our platform, in particular of larger enterprise customers, our sales cycle may be longer compared to other companies within our industry, as well as companies in other industries. If there is a reduction in information technology spending, due to weak economic conditions or otherwise, it may take several months, or even several quarters, for marketing opportunities to materialize. In addition, sales cycles for larger enterprise customers are inherently more complex and less predictable than sales to small to mid-sized businesses. If a customer's decision to purchase our platform is delayed or if the implementation of our platform takes longer than originally anticipated, the date on which we may recognize revenues from these licenses or sales may be delayed. Such delays and fluctuations may cause our revenues to be lower than expected in a particular period and we may not be able to adjust our costs quickly enough to offset such lower revenues, potentially negatively impacting our business, operating results and financial condition.

Scaling our sales and marketing team

Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts. The majority of our sales and marketing efforts are accomplished in-house and we believe the strength of our sales and marketing team is critical to our success. We have invested, and intend to continue to invest meaningfully, in the expansion of our sales force and consequently, we anticipate that our headcount will continue to increase as a result of these investments.

Foreign currency

The Company’s functional currency is Canadian dollars, the functional currency for our subsidiaries is the local currency of the country the foreign operation is located in and our presentation currency is the U.S. dollar. Our results of operations are converted from our functional currency to U.S. dollars using the average foreign exchange rates for each period presented. As a result, our results of operations will be adversely impacted by a decrease in the value of the U.S. dollar relative to the Euro and Canadian dollar. See “Risk Factors” section of our AIF for a discussion on exchange rate fluctuations and their potential negative effect on our results of operations.

Natural disasters, public health crises, political crises, or other catastrophic events

Natural disasters, such as earthquakes, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; unforeseen public health crises such as the global outbreak of COVID-19, and other pandemics and epidemics; political crises, such as terrorist attacks, war, including the current war in Ukraine, and other political instability; or other catastrophic events, could disrupt our operations in any of our offices or the operations of one or more of our third-party providers and vendors. To the extent any of these events occur, our business and results of operations could be adversely affected. For example, the outbreak of COVID-19 in early 2020 may have had and could continue to have an adverse effect our employees and customers. However, the impact of COVID-19, with its combined health toll and sharp decline in global economic output, is unprecedented in modern history and the full extent of the impact will depend on future developments. These developments are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning its severity, its duration and actions by government authorities to contain the outbreak or manage its impact. In response to the pandemic, we have modified our business practices with a focus on the health and well-being of our workforce in all of our offices which is working remotely where required by local law or regulation and has been, depending on personal preferences and circumstances, provided with the flexibility to continue working remotely when such laws or regulations are lifted. The extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance remains uncertain.

If we fail to retain key employees or to recruit qualified technical and sales personnel, our business could be harmed.

We believe that our success depends on the continued employment of our senior management and other key employees. In addition, because our future success is dependent on our ability to continue to enhance and introduce new platform features, we are heavily dependent on our ability to attract and retain qualified personnel with the requisite education, background, and industry experience. As we expand our business, our continued success will also depend, in part, on our ability to attract and retain qualified sales, marketing, and operational personnel capable of supporting a larger and more diverse customer base. We and our competitors continue to face significant turnover in our employee base. Qualified individuals are in high demand in our industry, and we may incur significant costs to attract and retain them. The loss of the services of a significant number of our technology or sales personnel could be disruptive to our business development efforts or customer relationships. In addition, if any of our key employees joins a competitor or decides to otherwise compete with us, we may experience a material disruption of our operations and business strategy, which may cause us to lose customers or increase operating expenses and may divert our attention as we seek to recruit replacements for the departed employees. Further, changes we make to our current and future work environments (including in connection with COVID-19, such as remote or in-office environments and health and safety matters) may not meet the needs or expectations of our employees or may be perceived as less favourable compared to other companies’ policies, which could negatively impact our ability to hire and retain qualified personnel. Our future work strategy and continued efforts related to employee onboarding, training and development and retention may not be successful. Further, our future work strategy is continuing to evolve and may not meet the needs of our existing and potential future employees and they may prefer work models offered by other companies.

Key Components of Results of Operations

Docebo has always been operated and managed as a single economic entity, notwithstanding the fact that it has operations in several different countries. There is one management team that directs the activities of all aspects of the Company and it is managed globally through global department heads. As a result, we believe that we have one operating segment, being the consolidated company. Over time, this may change as the Company grows and when this occurs we will reflect the change in our reporting practice.

Revenue

We generate revenue from the following two primary sources:

•Recurring Subscriptions to Our Learning Platform and Related Products. Our customers enter into agreements that provide for recurring subscription fees. The majority of the customer agreements currently being entered into have a term of one to three years and are non-cancellable or cancellable with penalty. We recognize revenue from our OEM partnerships based on the monthly royalty payments earned on the basis of our contractual arrangement. Subscription revenue per contract will vary depending upon the particular products that each customer subscribes for, the number and type of learners intended to utilize the platform and the term of the agreement. Subscription revenue is typically recognized evenly over the enforceable term of a contract, commencing on the in-service date.

•Professional Services. Our customers generally require support in implementing our product and training their learners. This support can include system integration, application integration, learner training and any required process-change analysis. Normally, these services are purchased at the same time as the original customer agreement is completed and while they are usually delivered during the 60-120 days immediately following the effective date of the customer agreement, timing can vary. As a result, unlike the recognition of recurring subscription revenue, the recognition of professional service revenue can be recorded unevenly from period to period. When customer agreements are renewed, there is not typically a need for additional professional services so as overall revenue increases over time, the percentage of revenue that is generated from professional services will decrease. Revenues derived from professional services are recognized over the term that the service is provided.

Our agreements generally do not contain any cancellation or refund provisions without penalty, other than in the case of our default.

Cost of Revenue

Cost of revenue is comprised of costs related to provisioning and hosting our learning platform and related products, the delivery of professional services, and customer support. Significant expenses included in cost of revenue include employee salaries and benefits expenses, web hosting fees, third party service fees, and software costs. Share-based compensation and depreciation and amortization are excluded.

Operating Expenses

Our primary operating expenses are as follows:

•General and Administrative. General and administrative expenses consist of employee salaries and benefits expenses for our finance, legal, administrative, human resources, and information technology and security teams. These costs also include consulting and professional service fees, transaction costs related to our acquisitions, software, travel, general office and administrative expenses, credit impairment losses, as well as public company costs including directors and officers liability insurance.

•Sales and Marketing. Sales and marketing expenses are comprised primarily of employee salaries and benefits expenses for our sales and marketing teams, amortization of contract acquisition costs, software, travel and advertising and marketing events. We intend to continue to grow our sales and marketing teams to support our growth strategy. While these expenses may fluctuate from year to year, we expect sales and marketing expenses to increase consistent with our overall growth.

•Research and Development. Research and development expenses are comprised primarily of employee salaries and benefits for our product and innovation-related functions (net of tax credits), consulting and professional fees, software, travel and web hosting fees. Our research and development team is focused on both continuous improvement of our existing learning platform, as well as developing new product modules and features. In the immediate future, as Docebo’s growth continues, we expect our research and development costs to increase proportionately, however, over time we believe it is reasonable to expect that they will decline as a percentage of revenue.

•Share-based Compensation. Share-based compensation expenses are comprised of the value of stock options granted to employees expensed over the vesting period of the options, deferred share units (“DSUs”), restricted stock units (“RSUs”) and shares issued pursuant to the Employee Share Purchase Plan (“ESPP”). In addition, the Company’s board of directors may fix, from time to time, a portion of the total compensation (including an annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) and directors may elect to receive a portion of their total compensation (including cash retainer) in the form of DSUs.

•Foreign Exchange (Gain) Loss. Foreign exchange (gain) loss primarily relates to translation of monetary assets and liabilities denominated in foreign currencies being translated into functional currencies at the foreign exchange rate applicable at the end of each period.

•Depreciation and Amortization. Depreciation and amortization expense primarily relates to depreciation on property and equipment, and amortization of ROU assets and intangible assets. Property and equipment are comprised of furniture and office equipment, leasehold improvements and land and building. ROU assets are comprised of capitalized leases. Intangible assets are comprised of acquired intangible assets.

Other Expenses

~~•~~Finance (Income) Expense, net. These costs include accretion of interest on contingent consideration, amortization of financing costs and interest on the credit facility from Toronto-Dominion Bank (the “Credit Facility”), interest on lease obligations, bank fees less interest income.

•Other Income. Other income is primarily comprised of rental income from subleasing office space.

Results of Operations

The following table outlines our consolidated statements of income (loss) and comprehensive loss for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Revenue	36,966	27,068	103,957	74,441
Cost of revenue	7,140	5,683	20,671	14,699
Gross profit	29,826	21,385	83,286	59,742

Operating expenses
General and administrative	7,824	6,817	22,796	21,178
Sales and marketing	15,523	11,142	44,150	30,708
Research and development	6,105	5,481	18,401	14,858
Share-based compensation	1,000	745	3,624	1,662

Foreign exchange (gain) loss	(10,213)	(4,765)	(11,676)	375
Depreciation and amortization	564	501	1,731	1,464
	20,803	19,921	79,026	70,245
Operating income (loss)	9,023	1,464	4,260	(10,503)

Finance (income) expense, net	(1,325)	29	(1,677)	103
Other income	(21)	(21)	(64)	(64)
Income (loss) before income taxes	10,369	1,456	6,001	(10,542)

Income tax expense	95	795	583	1,631

Net income (loss) for the period	10,274	661	5,418	(12,173)

Other comprehensive loss (income)
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	10,690	4,691	12,633	(575)

Comprehensive loss	(416)	(4,030)	(7,215)	(11,598)

Income (loss) per share - basic	0.31	0.02	0.16	(0.37)
Income (loss) per share - diluted	0.30	0.02	0.16	(0.37)
Weighted average number of common shares outstanding - basic	33,044,250	32,834,833	33,024,887	32,809,397
Weighted average number of common shares outstanding - diluted	34,069,688	34,122,772	34,032,666	32,809,397

Review of Operations for the three and nine months ended September 30, 2022

Revenue

	Three months ended September 30,				Nine months ended September 30,
	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue	34,279	25,057	9,222	37%	95,323	68,476	26,847	39%
Professional Services	2,687	2,011	676	34%	8,634	5,965	2,669	45%
Total Revenue	36,966	27,068	9,898	37%	103,957	74,441	29,516	40%

Revenue increased from $27.1 million to $37.0 million or 37% for the three months ended September 30, 2022 as compared to the equivalent period in the prior year. For the nine months ended September 30, 2022 and 2021 revenues were $104.0 million and $74.4 million, respectively, an increase of $29.5 million or 40%. The revenue increase in both periods was primarily attributable to revenue from new customers, as well as up-selling to existing customers, as the number of customers rose from 2,636 as at September 30, 2021 to 3,245 as at September 30, 2022 and the Average Contract Value per customer increased from approximately $39 thousand as at September 30, 2021 to approximately $45 thousand as at September 30, 2022. Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers. Average Contract Value is not a recognized measure under IFRS. See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures”. All references to the number of customers or companies we serve is based on contracted customers, including underlying OEM customers.

Subscription revenue increased from $25.1 million to $34.3 million or 37% in the third quarter of 2022 as compared to the same quarter in 2021 and from $68.5 million to $95.3 million or 39% for the nine months ended September 30, 2022 as compared to the same period in the prior year. Revenues from professional services increased by $0.7 million or 34% in the third quarter of 2022 as compared to the same quarter in 2021 and increased by $2.7 million or 45% for the nine months ended September 30, 2022 as compared to the same period in the prior year.

Cost of Revenue

	Three months ended September 30,				Nine months ended September 30,
	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%
Cost of revenue	7,140	5,683	1,457	26%	20,671	14,699	5,972	41%
Percentage of total revenue	19.3%	21.0%			19.9%	19.7%

Cost of revenue increased from $5.7 million to $7.1 million or 26% for the three months ended September 30, 2022 as compared to the equivalent period in the prior year and increased from $14.7 million to $20.7 million or 41% for the nine months ended September 30, 2022 as compared to the equivalent period in the prior year. The period over period increases in cost of revenue were primarily driven by the Company’s continued investment in headcount related to customer success and implementation to support the delivery of new customer implementations and the roll out of the Company’s multi-product strategy. Web hosting fees and third party service fees also increased as a result of higher revenues.

Gross Profit

	Three months ended September 30,				Nine months ended September 30,
	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%
Gross profit	29,826	21,385	8,441	39%	83,286	59,742	23,544	39%
Percentage of total revenue	80.7%	79.0%			80.1%	80.3%

Gross profit, being revenue less cost of revenues, increased from $21.4 million to $29.8 million and increased to 80.7% of revenue for the three months ended September 30, 2022 from 79.0% of revenue for the three months ended September 30, 2021. For the nine months ended September 30, 2022, gross profit increased from $59.7 million to $83.3 million and generally remained flat at 80.1% of revenue compared to 80.3% in the prior year’s equivalent nine month comparative period.

Operating Expenses

	Three months ended September 30,				Nine months ended September 30,
	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%
General and administrative	7,824	6,817	1,007	15%	22,796	21,178	1,618	8%
Sales and marketing	15,523	11,142	4,381	39%	44,150	30,708	13,442	44%
Research and development	6,105	5,481	624	11%	18,401	14,858	3,543	24%
Share-based compensation	1,000	745	255	34%	3,624	1,662	1,962	118%
Foreign exchange (gain) loss	(10,213)	(4,765)	(5,448)	114%	(11,676)	375	(12,051)	(3,214)%
Depreciation and amortization	564	501	63	13%	1,731	1,464	267	18%
Total operating expenses	20,803	19,921	882	4%	79,026	70,245	8,781	13%

General and Administrative Expenses

	Three months ended September 30,				Nine months ended September 30,
	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%
General and administrative	7,824	6,817	1,007	15%	22,796	21,178	1,618	8%
Percentage of total revenue	21.2%	25.2%			21.9%	28.4%

General and administrative expenses increased from $6.8 million to $7.8 million or 15% for the three months ended September 30, 2022 as compared to the equivalent period in the prior year and increased from $21.2 million to $22.8 million or 8% for the nine months ended September 30, 2022 as compared to the equivalent period in the prior year. The increase is primarily due to higher employee compensation-related expenses including severance costs, as well as software and IT licensing costs in connection with an increase in personnel required to support the Company’s growing operations. Additionally, the reopening of our global offices resulted in higher office and travel expenditures. Our general and administrative expenses as a percentage of total revenue decreased from 25.2% to 21.2% for the three months ended September 30, 2021 and September 30, 2022, respectively, and decreased from 28.4% to 21.9% for the nine months ended September 30, 2021 and September 30, 2022, respectively.

Sales and Marketing Expenses

	Three months ended September 30,				Nine months ended September 30,
	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%
Sales and marketing	15,523	11,142	4,381	39%	44,150	30,708	13,442	44%
Percentage of total revenue	42.0%	41.2%			42.5%	41.3%

Sales and marketing expenses increased from $11.1 million to $15.5 million or 39% for the three months ended September 30, 2022 as compared to the equivalent period in the prior year and increased from $30.7 million to $44.2 million or 44% for the nine months ended September 30, 2022 as compared to the equivalent period in the prior year. The increase was due to the Company’s continued focus on growing its subscription revenue in multiple jurisdictions resulting in an increase in headcount and related employee salaries and benefits as well as an increase in marketing, advertising and travel related spend. The growth in headcount is required to support our sales expansion in new markets and service the Company’s growing customer base. We will continue to grow our sales and marketing team and incrementally invest in advertising and marketing events for so long as we can efficiently increase our revenue base. Our sales and marketing expenses as a percentage of total revenue increased from 41.2% to 42.0% for the three months ended September 30, 2021 and September 30, 2022, respectively, and increased from 41.3% to 42.5% for the nine months ended September 30, 2021 and September 30, 2022, respectively.

Our sales and marketing expenses as a percentage of total revenue will fluctuate quarterly within any given year based on the timing of advertising and marketing events; therefore, expressing sales and marketing expenses as a percentage of total revenue for any given quarter is not necessarily indicative of annual results. As we grow, these fluctuations in sales and marketing expenses as a percentage of total revenue which are attributable to the fluctuations in the timing of advertising and marketing events will moderate. Our medium to long-term expectation for sales and marketing expense as a percentage of total revenue is to be in the 35% to 40% range.

Research and Development Expenses

	Three months ended September 30,				Nine months ended September 30,
	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%
Research and development	6,105	5,481	624	11%	18,401	14,858	3,543	24%
Percentage of total revenue	16.5%	20.2%			17.7%	20.0%

Research and development expenses increased from $5.5 million to $6.1 million or 11% for the three months ended September 30, 2022 as compared to the equivalent period in the prior year and increased from $14.9 million to $18.4 million or 24% for the nine months ended September 30, 2022 as compared to the equivalent period in the prior year. The increase in the current year periods were due to the Company’s continued focus on maintaining and improving its platform and developing new products. The majority of the increases in costs were driven by headcount growth resulting in higher salaries and benefit costs. These increases were offset by favourable year-over-year changes in foreign exchange rates, which resulted in a lower research and development expense as a percentage of revenue when compared to the prior year comparative periods. On an absolute basis, we expect that research and development expenses will likely continue to grow as the Company maintains its efforts to keep its product at the leading edge of learning technology but will likely decrease as a percentage of revenue over time. Our research and development expenses as a percentage of total revenue decreased from 20.2% to 16.5% for the three months ended September 30, 2021 and September 30, 2022, respectively, and decreased from 20.0% to 17.7% for the nine months ended September 30, 2021 and September 30, 2022, respectively.

Share-Based Compensation

	Three months ended September 30,				Nine months ended September 30,
	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%
Share-based compensation	1,000	745	255	34%	3,624	1,662	1,962	118%
Percentage of total revenue	2.7%	2.8%			3.5%	2.2%

Share-based compensation expense increased from $745 to $1,000 or 34% for the three months ended September 30, 2022 as compared to the equivalent period in the prior year and increased from $1,662 to $3,624 or 118% for the nine months ended September 30, 2022 as compared to the equivalent period in the prior year. The increase is driven by stock options and RSUs granted during the year along with quarterly DSU expenses and expenses incurred related to the ESPP.

Foreign Exchange (Gain) Loss

	Three months ended September 30,				Nine months ended September 30,
	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%
Foreign exchange (gain) loss	(10,213)	(4,765)	(5,448)	114%	(11,676)	375	(12,051)	(3,214)%
Percentage of total revenue	(27.6)%	(17.6)%			(11.2)%	0.5%

Foreign exchange (gain) loss primarily relates to translation of monetary assets and liabilities denominated in foreign currencies into functional currencies at the foreign exchange rate applicable at the end of each period. The Company invested the proceeds from the TSX IPO, the bought deal offering of common shares of the Company which closed on August 27, 2022 (the “Bought Deal”) and the Nasdaq IPO in cash equivalent denominated in United States dollars. As a result of the movement of the United States dollar in comparison to the Canadian dollar, the Company’s functional currency, an unrealized foreign exchange gain was recorded for the three and nine months ended September 30, 2022 which represents a significant portion of the movement during the periods.

Depreciation and Amortization

	Three months ended September 30,				Nine months ended September 30,
	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%
Depreciation and amortization	564	501	63	13%	1,731	1,464	267	18%
Percentage of total revenue	1.5%	1.9%			1.7%	2.0%

Depreciation and amortization expense increased from $501 to $564 or 13% for the three months ended September 30, 2022 as compared to the equivalent period in the prior year and increased from $1,464 to $1,731 or 18% for the nine months ended September 30, 2022 as compared to the equivalent period in the prior year. The increase in depreciation and amortization expense is primarily due to the purchase of furniture and fixtures and office lease extensions as a result of the continued growth of the Company’s personnel.

Non-operating Items

	Three months ended September 30,				Nine months ended September 30,
	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%
Finance (income) expense	(1,325)	29	(1,354)	(4,669)%	(1,677)	103	(1,780)	(1,728)%
Other income	(21)	(21)	—	—%	(64)	(64)	—	—%

Finance (Income) Expense, net

Finance (income) expense, net, increased from an expense of $29 to income of $1,325 for the three months ended September 30, 2022 as compared to the equivalent period in the prior year and increased from an expense of $103 to income of $1,677 for the nine months ended September 30, 2022 as compared to the equivalent period in the prior year. The increase is attributed to the interest income earned on the proceeds from the IPOs which have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of less than one year, and earning interest income.

Other Income

Other income is primarily comprised of rental income from subleasing office space and has remained flat period over period.

Key Statement of Financial Position Information

	September 30, 2022	December 31, 2021	Change	Change
	$	$	$	%
Cash and cash equivalents	212,733	215,323	(2,590)	(1)%
Total assets	270,666	268,123	2,543	1%
Total long-term liabilities	7,180	8,294	(1,114)	(13)%
Total liabilities	82,177	77,467	4,710	6%

Total Assets

September 30, 2022 compared to December 31, 2021

Total assets increased $2.5 million or 1% from December 31, 2021 to September 30, 2022. The movement in assets was driven by an increase in contract costs and trade and other receivables offset by a reduction in cash and cash equivalents, ROU assets, and prepaid and deposits. The increase in contract costs and trade and other receivables of $3.8 million and $2.9 million, respectively, was a result of higher revenue recognized and corresponding capitalized sales commissions and contract fulfillment costs. These increases were offset by a decrease in cash and cash equivalents of $2.6 million used to support operating and investing activities while ROU assets and prepaid and deposits decreased by $1.0 million and $0.8 million, respectively.

Total Liabilities

September 30, 2022 compared to December 31, 2021

Total liabilities increased $4.7 million or 6% from December 31, 2021 to September 30, 2022. The majority of the increase was due to an increase in deferred revenue of $6.6 million reflecting a corresponding growth in revenue offset by a reduction in trade and other payables and lease obligations of $1.0 million and $0.9 million, respectively.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters ended December 31, 2020 to ended September 30, 2022. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2021 and the unaudited condensed consolidated interim financial statements for the period ended September 30, 2022. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2021 and the unaudited condensed consolidated interim financial statements for the period ended September 30, 2022. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share data)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
	$	$	$	$	$	$	$	$
Revenue	36,966	34,936	32,055	29,801	27,068	25,631	21,742	18,756
Net income (loss) before income taxes	10,369	2,462	(6,830)	(2,887)	1,456	(6,397)	(5,601)	(4,521)
Net income (loss) attributable to equity owners of the Company	10,274	2,103	(6,959)	(1,428)	661	(7,190)	(5,644)	(4,103)
Income (loss) per share - basic	0.31	0.06	(0.21)	(0.04)	0.02	(0.22)	(0.17)	(0.14)
Income (loss) per share - diluted	0.30	0.06	(0.21)	(0.04)	0.02	(0.22)	(0.17)	(0.14)

Revenue

Our total quarterly revenue increased sequentially for all periods presented which was primarily attributable to revenue from new customers, strong revenue retention and up-selling from existing customers, and delivery of professional services to customers. We cannot provide assurance that this pattern of sequential growth in revenue will continue.

Net Income (Loss)

Net income (loss) has improved relative to preceding periods. The income generated was primarily attributable to an unrealized gain in foreign exchange due to the weakening of the Canadian dollar coupled with higher revenue growth while operating costs have remained relatively consistent as a percentage of revenue period over period.

Liquidity, Capital Resources and Financing

Overview

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by selling our platform and services at a price that is commensurate with the level of operating risk we assume. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

Working Capital

Our primary source of cash flow is revenue from operations and equity capital raises totaling $225.4 million including net proceeds from the IPOs and the Bought Deal. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis.

Working Capital(1) as at September 30, 2022 and 2021 was $177.3 million and $183.5 million, respectively. Working Capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract costs, minus current liabilities, excluding borrowings, if any, and the current portion of contingent consideration and lease obligations.

The following table represents the Company’s Working Capital position as at September 30, 2022 and 2021:

	2022	2021
	$	$
Current assets	252,216	244,052
Deduct:
Current portion of net investment in finance lease	172	82
Current portion of contract costs	2,210	2,079
Current assets, net of net investment in finance lease and contract costs	249,834	241,891

Current liabilities	74,997	60,136
Deduct:
Current portion of contingent consideration	1,168	467
Current portion of lease obligations	1,253	1,318
Current liabilities, net of borrowings, contingent consideration and lease obligations	72,576	58,351
Working capital	177,258	183,540

Notes:
(1)Working capital is not a recognized measure under IFRS. See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures”.

Our principal cash requirements are for Working Capital. Given our existing cash and cash equivalents, along with net proceeds obtained from our capital raises as described above, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives, and as a result we terminated the Credit Facility on June 1, 2021.

Base Shelf Prospectus

On October 22, 2020, the Company filed a short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada to allow us and certain of our shareholders to qualify the distribution by way of prospectus in Canada of up to C$750 million of common shares, preferred shares, debt securities, subscription receipts, warrants, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective.

Cash Flows

The following table presents cash and cash equivalents as at September 30, 2022 and 2021, and cash flows from operating, investing, and financing activities for the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Cash and cash equivalents	212,733	215,507	212,733	215,507
Net cash provided by (used in):
Operating activities	975	(411)	95	(3,224)
Investing activities	(351)	(627)	(1,931)	(999)
Financing activities	359	228	530	(17)
Effect of foreign exchange on cash and cash equivalents	(585)	3	(1,284)	89
Net increase (decrease) in cash and cash equivalents	398	(807)	(2,590)	(4,151)

Cash Flows from (Used in) Operating Activities

Cash flows from operating activities for the three months ended September 30, 2022 were $1.0 million compared to cash flows used in operating activities of $(0.4) million for the three months ended September 30, 2021. Improved income before non-cash items in the third quarter of 2022 as compared to the same period in the prior year was mainly due to higher revenue, improvement in our gross margin and lower general and administrative and research and development costs as a percentage of revenue resulting in cash flows generated from operating activities.

Cash flows from operating activities for the nine months ended September 30, 2022 were $0.1 million compared to cash flows used in operating activities of $(3.2) million for the nine months ended September 30, 2021. The increase in cash flows generated from operating activities was driven by improved income before non-cash items as a result of stronger revenues while costs remained relatively consistent as a percentage of revenue compared to the same period in the prior year.

Cash Flows Used in Investing Activities

Cash flows used in investing activities for the three months ended September 30, 2022 were $(0.4) million compared to $(0.6) million for the three months ended September 30, 2021. Cash outflows for investing activities relate to investments in property and equipment to support headcount growth.

Cash flows used in investing activities for the nine months ended September 30, 2022 were $(1.9) million compared to $(1.0) million for the nine months ended September 30, 2021. Cash outflows for investing activities were higher due to the approximately $1.0 million business acquisition of Skillslive Edu Pty Ltd. in January 2022 along with investments in property and equipment to support headcount growth.

Cash Flows from (Used in) Financing Activities

Cash flows from financing activities for the three months ended September 30, 2022 were $0.4 million compared to $0.2 million for the three months ended September 30, 2021. The movement in cash flows relating to financing activities was mainly due to an increase in interest income received.

Cash flows from financing activities for the nine months ended September 30, 2022 were $0.5 million compared to nearly net zero cash flows used in financing activities for the nine months ended September 30, 2021. The movement in cash flows relating to financing activities was mainly due to an increase in interest income received and proceeds from the share issuance under the ESPP.

Free Cash Flow

Free Cash Flow(1) is defined as cash used in operating activities less additions to property and equipment and intangible assets. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow used in operating activities. The following table reconciles our cash flow used in operating activities to Free Cash Flow:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Cash flow from (used in) operating activities	975	(411)	95	(3,224)
Additions to property and equipment	(351)	(627)	(860)	(999)
Free Cash Flow	624	(1,038)	(765)	(4,223)

Notes:
(1)Free cash flow is not a recognized measure under IFRS. See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures”.

Use of Proceeds from the Nasdaq IPO and the Bought Deal

As a result of the completed Bought Deal, the Company raised net proceeds of $18.1 million. These proceeds have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of three months or less. The Company’s use of proceeds from the Bought Deal has not changed from the disclosure set forth in the “Use of Proceeds” section of our short form prospectus dated August 24, 2020 to the date of this MD&A.

Additionally, as a result of the completed Nasdaq IPO, the Company raised net proceeds of $154.9 million. These proceeds have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of three months or less. The Company’s use of proceeds from the Nasdaq IPO has not changed from the disclosure set forth in the “Use of Proceeds” section of our prospectus supplement dated December 2, 2020 to the short form base shelf prospectus dated October 22, 2020 to the date of this MD&A.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet arrangements. Except for operating leases not recognized as ROU assets under IFRS 16, all of our liabilities and commitments are reflected as part of our statement of financial position. From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.

Related Party Transactions

In the ordinary course of business, we may provide services (including our Platform) to, and enter into contracts with, related parties on terms similar to those offered to non-related parties. We have no related party transactions, other than those noted in Note 16 in our unaudited condensed consolidated interim financial statements.

Financial Instruments and Other Instruments

Credit Risk

Generally, the carrying amount in our consolidated statement of financial position exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Our credit risk is primarily attributable to our cash and cash equivalents and trade and other receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions.

Due to our diverse customer base, there is no particular concentration of credit risk related to our trade and other receivables. Moreover, balances for trade and other receivables are managed and analyzed on an ongoing basis to ensure allowances for doubtful accounts are established and maintained at an appropriate amount.

We estimate anticipated losses from doubtful accounts based upon the expected collectability of all trade and other receivables, which estimate takes into account the number of days past due, collection history, identification of specific customer exposure and current economic trends. An impairment loss on trade and other receivables is calculated as the difference between the carrying amount and the present value of the estimated future cash flow. Impairment losses are charged to general and administrative expense in the consolidated statements of (loss) income and comprehensive loss. Receivables for which an impairment provision was recognized are written off against the corresponding provision when they are deemed uncollectible. Impairment losses for trade receivables are based on the expected credit loss model. The Company applies the simplified approach to impairment for trade and other receivables by recognizing lifetime expected losses on initial recognition through both the analysis of historical defaults and a reassessment of counterparty credit risk in revenue contracts on an annual basis. Potential effects from COVID-19 on the Company’s credit risk have been considered and have resulted in increases to its allowances for expected credit losses on customer balances. The Company continues its assessment given the fluidity of COVID-19’s global impact.

The maximum exposure to credit risk at the date hereof is the carrying value of each class of receivables mentioned above. We do not hold any collateral as security.

Foreign Currency Exchange Risk

We are exposed to currency risk due to financial instruments denominated in foreign currencies. The Company’s primary exposure with respect to foreign currencies is from U.S. dollar denominated cash and cash equivalents, trade and other receivables, and trade and other payables in entities whose functional currency is other than U.S. dollars.

We have not entered into arrangements to hedge our exposure to currency risk.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Areas requiring the most significant estimates and judgments which are deemed critical are outlined below.

Revenue Recognition

Revenue recognition requires judgment and the use of estimates, especially in evaluating the various non-standard terms and conditions in our contracts with customers as to their effect on reported revenue.

The Company derives its revenues from two main sources: subscription and professional services revenue, which includes services such as initial project management and training and integration. Professional services do not include significant customization to, or development of, the software. Revenue is recognized by applying the five-step framework under IFRS 15 Revenue Recognition, as described in Note 3 of our audited annual consolidated financial statements for the year ended December 31, 2021.

The Company enters into significant revenue contracts with certain large enterprise customers that contain non-standard terms and conditions, pricing and promised services. Significant management judgement can be required to assess the impact of these items on the amount and timing of revenue recognition for these contracts including the determination of performance obligations, calculation of transaction price, allocation of transaction price across performance obligations, and timing of revenue recognition.

Outstanding Share Information

We are currently authorized to issue an unlimited number of common shares. As of the date hereof, 32,906,464 common shares, 1,361,720 stock options, 87,222 DSUs and 103,867 RSUs are issued and outstanding.

Foreign Currency Exchange (“FX”) Rates

Although our functional currency is the Canadian dollar, we have elected to report our financial results in U.S. dollars to improve the comparability of our financial results with our peers. Reporting our financial results in U.S. dollars also reduces the impact of foreign currency exchange fluctuations in the Company’s reported amounts, as our transactions denominated in U.S. dollars are significantly larger than Canadian dollars or Euros.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below. FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar. FX rates represent the daily closing rate published by Thomson Reuters.

Period	Consolidated Statement of Financial Position	Consolidated Statement of (Loss) Income and Comprehensive Loss
	Current Rate	Average Rate
Three months ended September 30, 2021	$0.7858	$0.7967
Three months ended September 30, 2022	$0.7302	$0.7626

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined under applicable Canadian securities laws and by the United States Securities and Exchange Commission (“SEC”) in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of September 30, 2022.

There have been no changes to the Company’s internal controls over financial reporting during the quarter ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.